Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES early results of
cash tender OfferS and consent SOLICITATIONS

Calgary, Alberta, Canada – November 22, 2017

Precision Drilling Corporation (“Precision”) announced today the early results of its previously announced cash tender offers for any and all of its outstanding 6.625% Senior Notes due 2020 (the “2020 Notes”) and up to US$70,000,000 (the “Tender Cap”) of its outstanding 6.500% Senior Notes due 2021 (the “2021 Notes” and, together with the 2020 Notes, the “Notes”).

Early Tender Results

As of 5:00 p.m., New York City time, on November 21, 2017 (the “Early Tender Date”), Precision had received valid tenders from holders of the Notes as outlined in the table below.

Title of Notes	Aggregate Principal Amount Outstanding	Principal Amount Tendered(1)	Principal Amount Accepted	Aggregate Principal Amount to be Outstanding after Early Settlement	Approximate Proration Factor	Total Consideration per $1,000 Principal Amount of Notes(2)
6.625% Senior Notes due 2020	US$371,751,000	US$310,224,487	US$310,224,487	US$61,526,513	N/A	US$1,015.00

6.500% Senior Notes due 2021	US$318,625,000	US$216,337,000	US$70,000,000	US$248,625,000	32.36%	US$1,025.00

(1) Based on information received from D.F. King & Co., Inc., the Tender Agent and Information Agent in connection with the tender offers,

(2) Includes an early tender premium of US$30.00 per $1,000 principal amount of Notes.

(3) The aggregate principal amount of 2020 Notes outstanding reflected in this press release has been adjusted to reflect a pro rata partial principal paydown of US$250,000,000 made to holders of the 2020 Notes by Precision on December 4, 2016. Unlike a partial redemption, a pro rata partial principal paydown does not result in a cancellation of the notes paid down. As a result, while the remaining principal balance to be paid on the 2020 Notes as of the date of this press release is US$371,751,000, the global notes representing the 2020 Notes still reflect a face amount of US$621,751,000 (the “2020 Notes Face Amount”). In order to calculate the Tender Consideration, Early Tender Premium and Total Consideration with respect to the 2020 Notes based on the 2020 Notes Face Amount, a holder would have to multiply the amounts in the table above by a factor of 0.597909.

Precision intends to accept for purchase all of the 2020 Notes and US$70,000,000 aggregate principal amount of the 2021 Notes (subject to pro-ration), validly tendered (and not validly withdrawn) on or before the Early Tender Date, subject to all conditions to the tender offers having been either satisfied or waived by Precision. The amount of 2021 Notes that is to be purchased from each holder on the Early Settlement Date will be determined in accordance with the proration procedures described in the Offer to Purchase and Consent Solicitation Statement, as supplemented. These Notes will be purchased on the “Early Settlement Date,” which will be determined at Precision’s option and is currently expected to occur on November 22, 2017, subject to all conditions to the tender offers having been either satisfied or waived by Precision. Precision intends to finance the purchase of the Notes tendered and accepted in the tender offers as of the Early Settlement Date with proceeds from the closing of Precision’s private placement of unsecured senior notes due 2026 (the “New Notes Offering”).

2021 Notes tendered in the tender offers that have not been accepted for purchase due to proration will be returned promptly to the tendering holders. Payments for Notes purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Notes up to, but not including, the Early Settlement Date.

Consent Solicitations

Concurrent with the tender offers, Precision is also soliciting consent from the holders of its 2020 Notes for proposed amendments (the “Proposed Amendments”) to the terms of the 2020 Notes to reduce the minimum notice period required in connection with redemption of the 2020 Notes from 30 days to 3 business days and to eliminate substantially all of the restrictive covenants and certain events of default in the related indenture. As of the Early Tender Date, holders of US$310,224,487 aggregate principal amount of 2020 Notes, representing 83.45% of the outstanding 2020 Notes, had validly tendered their 2020 Notes (the “Tendered 2020 Notes”) and had submitted related consents. As a result, the number of consents required to approve the Proposed Amendments have been received. After giving effect to the purchase of the Tendered 2020 Notes, US$61,526,513 aggregate principal amount of 2020 Notes remain outstanding as of November 21, 2017.

Tender Expiration

The tender offers will expire at 12:00 midnight New York City time, at the end of the day on December 6, 2017, unless extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated by Precision. For the avoidance of doubt, as used in this news release, midnight on a particular day refers to the time one minute after 11:59 p.m. on such day. As the Tender Cap for the 2021 Notes has been reached, no 2021 Notes that are tendered after the Early Settlement Date will be accepted for payment. Holders who validly tender, and do not validly withdraw, their 2020 Notes on or prior to the Expiration Date will receive US$985.00 per US$1,000 principal amount of 2020 Notes, plus accrued and unpaid interest up to, but not including, the date of payment for the 2020 Notes accepted for payment.

Planned Redemption of 2020 Notes

Precision plans to notify holders of its 2020 Notes on November 22, 2017 that it intends to redeem all 2020 Notes that remain outstanding after the Expiration Date, with such redemption expected to occur on December 7, 2017 (the “2020 Notes Redemption”).

Terms and Conditions of Tender Offers

Upon repurchase or redemption, the 2020 Notes and such 2021 Notes will be cancelled.

Full details of the terms and conditions of the tender offers are included in the Offer to Purchase and Consent Solicitation Statement dated November 8, 2017, as supplemented.

Precision has retained RBC Capital Markets, LLC to act as the dealer manager for the tender offers and as solicitation agent for the consent solicitation. Questions regarding the tender offers may be directed to RBC Capital Markets, LLC at (877) 381-2099 (toll-free) and (212) 618-7843 (collect). Requests for the Offer to Purchase and Consent Solicitation Statement and other documents relating to the tender offers may be directed to D.F. King & Co., Inc., the Tender Agent and Information Agent in connection with the tender offers, at (800) 676-7437 (toll-free).

None of Precision, any member of its Board of Directors, the Dealer Manager and Solicitation Agent or the Tender Agent and Information Agent is making any recommendation to holders as to whether to tender or refrain from tendering their 2020 Notes into the tender offer. Holders must decide whether they will tender and, if so, how many 2020 Notes they will tender.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The tender offers are only being made pursuant to the tender offer documents, including the Offer to Purchase and Consent Solicitation Statement and the related Consent and Letter of Transmittal that Precision is distributing to holders of the Notes. The tender offers are not being made to holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

Forward-looking information and statements in this news release include, but are not limited to, the timing and completion of the proposed tender offers, whether the New Notes Offering and/or the 2020 Note Redemption are completed on the terms specified or at all and Precision’s use of the net proceeds from the New Notes Offering. Forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that the tender offers will be completed as proposed. Although Precision believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements as Precision cannot give any assurance that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks, which include, but are not limited to, the risk that the New Notes Offering, the tender offers and/or the 2020 Note Redemption will not be completed as proposed or at all and general economic, market and business conditions. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risk factors that could affect Precision’s operations, financial results and the completion of the offering are discussed in Precision’s annual information form and other disclosure documents on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

The forward-looking information and statements contained in this press release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford

Senior Vice President & Chief Financial Officer

713.435.6247

Ashley Connolly, CFA

Manager, Investor Relations

403.716.4725

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com